UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER: 0-8084

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
(860) 669-8636

Savings Plan of the Connecticut Water Company
Index
December 31, 2003 and 2002

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–8
Supplemental Schedule
Schedule H — Item 4(i) — Schedule of Assets Held for Investment Purposes	9
CONSENT OF PRICEWATERHOUSECOOPERS LLP
CERTIFICATION

Schedules other than those listed above as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure have been omitted because they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of
Savings Plan of the Connecticut Water Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of the Connecticut Water Company (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
May 28, 2004

Savings Plan of the Connecticut Water Company
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value
Mutual funds	$5,049,406	$3,785,586
Connecticut Water Services, Inc., Unitized Stock Fund	989,005	867,491
Commingled fund	1,505,542	970,930
Participant loan accounts	209,901	176,912
Cash management assets	1,289	1,276

Total investments	7,755,143	5,802,195

Receivables
Employee contributions	—	12,724
Employer contributions	—	33,185

Net assets available for benefits	$7,755,143	$5,848,104

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Assets
Interest	$29,836	$28,843
Dividends	59,271	58,871
Employee contributions (including rollover contributions)	709,040	693,188
Employer contributions	163,237	191,200
Net appreciation in fair value of investments	1,062,822	—

Total additions	2,204,206	972,102

Deductions
Net depreciation in fair value of investments	—	847,871
Distributions to participants	115,247	67,057
Administrative expenses	1,920	1,920

Total deductions	117,167	916,848

Net increase	1,907,039	55,254
Net assets available for benefits, beginning of year	5,848,104	5,792,850

Net assets available for benefits, end of year	$7,755,143	$5,848,104

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

1.	Description of the Plan

The following description of the Savings Plan (the “Plan”) of the Connecticut Water Company (the “Company”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Connecticut Water Service, Inc.

The Plan was established by the Board of Directors of the Company in 1985 and was amended and restated since that date. The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company.

Effective April 1, 2001, eligible employees of Crystal Water Company and Gallup Water Service, Inc., which are both wholly-owned subsidiaries of Connecticut Water Service, Inc., became eligible to participate in the Plan. Effective December 14, 2001, eligible employees of The Barnstable Water Company, a wholly-owned indirect subsidiary of Connecticut Water Service, Inc., became eligible to participate in the Plan.

PW Trust Company (the “Trustee”) was the Trustee of the Plan from January 1, 2002 through May 31, 2002, and Riggs Bank was Trustee from June 1, 2002 through December 31, 2003, and WYSTAR Global Retirement Solutions is the Plan’s recordkeeper.

The Plan includes the following provisions, summarized from the plan document:

(a)	The Company match is 50% of each participant’s employee salary contribution not to exceed 4% of compensation.

(b)	The Plan includes the potential for a profit sharing contribution of up to 1% of compensation linked to successful completion of specific strategic initiatives. Profit sharing contributions have additional requirements and restrictions.

(c)	Deferrals are made on a pre-tax basis of between 1% and 15% maximum for all employees.

(d)	The waiting period for new employee enrollment into the Plan is six months.

(e)	Participants are eligible to receive Company matching contributions after six months.

Once eligible, employees can elect to enter into a written salary deferral agreement. Participant loans and hardship withdrawals are permitted. Changes in deferrals are allowed quarterly.

Participants may borrow at least $1,000 and the lesser of $50,000 or 50% of the vested amount of their accounts, excluding their interest in Connecticut Water Service, Inc. common stock, at a rate of interest of prime rate plus 1.0%. Loans must be repaid within five years, or before attaining age 65, whichever is shorter. Loans to purchase a principal residence may be repaid within fifteen years.

Upon retirement, termination of employment, total disability, or death, the entire accumulated amount of the account is paid in cash in one lump sum amount.

A participant is fully vested at all times in the accrued balance of his or her account.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

On a daily basis, the Trustee determines the total net earnings of each investment fund and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in the investment fund.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The investments in the accompanying statements of net assets available for plan benefits are stated at fair value. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and the Department of Labor Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Party-in-Interest Transactions
Section 3(14) of ERISA defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants, and investments in the Connecticut Water Service, Inc. Unitized Stock Fund are considered party-in-interest transactions. Moreover, the Plan’s investment options include funds managed by affiliates of the Trustees.

Administrative Expenses
The majority of the administrative expenses and fees of the Plan are paid by the Company unless the plan administrator directs the Trustee to pay these expenses utilizing plan assets. During 2003 and 2002, the Plan paid administrative expenses of $1,920 in both years.

Valuation of Investments
Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sales was reported on that date are valued at the average of the last reported bid and asked prices.

Investments in the Connecticut Water Service, Inc. Unitized Stock Fund (“Unitized Stock Fund”) are stated in units, not shares. Unitization does not change the market value of a participant’s investment, only the manner in which that value is expressed. The unit value assigned to new money invested in the fund is equal to the value of the pro rata interest in the assets included in the account, divided by $10.00 and rounded to 0.001 units. The equivalent number of shares of common stock a participant owns on any given day can be determined by multiplying the total number of units owned by the unit value on that day and then dividing that amount by the common stock market price that day. The value of the Unitized Stock Fund was $989,005 and $867,491 at December 31, 2003 and 2002, respectively, equal to 35,769 and 34,383 shares of common stock or 55,258 and 53,878 shares of the Unitized Stock Fund.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the accompanying financial statements and supplemental schedules.

3.	Investments

Participants direct the Trustee regarding the investment of amounts held in their accounts. As of December 31, 2003, investment options were as follows:

PIMCO Total Return Fund — This fund seeks maximum total return by focusing on intermediate-term, high quality bonds.

American Balanced Fund — This fund seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds, and fixed-income securities.

Dreyfus Founders Discovery Fund — This fund seeks capital appreciation through the pursuit of targeting small and relatively unknown companies with high growth potential.

EuroPacific Growth Fund - This fund seeks long-term growth of capital by investing in companies based outside the United States.

Franklin Balance Sheet Investment Fund - This fund seeks capital appreciation and/or high income primarily through investment in securities that the portfolio managers believe are undervalued in the marketplace and trading at a low price-to-book value.

Massachusetts Investors Growth Stock Fund - This fund seeks long-term growth of capital and future income, rather than current income. The fund invests primarily in common stocks exhibiting above-average prospects for long-term growth.

Oppenheimer Quest Opportunity Value Fund - This fund seeks long-term growth of capital utilizing a flexible approach within the portfolio which can contain stocks, bonds and cash equivalents.

Washington Mutual Investors Fund - This fund seeks current income and an opportunity for growth of principal consistent with sound common stock investing.

PaineWebber Trust Company Stable Value Fund - This fund seeks to generate a total return in excess of the average monthly yield to maturity of one-year Treasury bills and to provide stability of principal while maximizing current income.

PaineWebber Trust Company Stock Market Index Fund - This fund seeks to replicate the return of the Standard and Poor’s 500 Composite Stock Price Index, a broad group of 500 selected large capitalization common stock.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Connecticut Water Service, Inc. Unitized Stock Fund - This fund seeks to replicate the performance of Connecticut Water Service, Inc. common stock.

The fair market value of investments that represent 5% or more of the Plan’s total net assets as of December 31, 2003 and 2002 are as follows:

2003
Connecticut Water Service, Inc., Unitized Stock Fund	$989,005
PIMCO Total Return Fund	827,836
Paine Webber Trust Company Stable Value Fund	1,014,257
Washington Mutual Investors Fund	849,312
Oppenheimer Quest Opportunity Value Fund	662,346
Massachusetts Investors Growth Stock Fund	714,112
EuroPacific Growth Fund	706,356
Dreyfus Founders Discovery Fund	697,203
Paine Webber Stock Market Index Fund	491,285

2002
Connecticut Water Service, Inc., Unitized Stock Fund	$867,491
PIMCO Total Return Fund	796,298
Paine Webber Trust Company Stable Value Fund	789,252
Washington Mutual Investors Fund	603,049
Oppenheimer Quest Opportunity Value Fund	558,679
Massachusetts Investors Growth Stock Fund	524,029
EuroPacific Growth Fund	462,975
Dreyfus Founders Discovery Fund	408,882

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value by $1,062,822 and $(847,871), respectively, as follows:

	2003	2002
Mutual Funds	$845,910	$(782,731)
Unitized Stock Fund	113,260	(90,620)
Commingled Funds	103,652	25,481

Total additions	$1,061,822	$(847,870)

4.	Employer Contribution

Employer match contributions are deposited into participants’ accounts based on the participant elected allocations.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

5.	Tax Status

The Plan obtained its latest determination letter on May 2, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since the date of the IRS determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes the Plan was qualified and the related trust was tax exempt as of the financial statement date.

6.	Plan Termination

The Company may, for any reason and at any time, terminate the Plan, in part or in whole. Upon termination of the Plan, the plan administrator will make final allocations to all accounts, and then will distribute account balances in lump sum cash amounts.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2003 and 2002:

	2003	2002
Net assets available for plan benefits per financial statements	$7,755,143	$5,848,104
Receivable – employee contributions	—	(12,724)
Receivable – employer contributions	—	(33,185)

Net assets available for benefits per Form 5500	$7,755,143	$5,802,195

Employee contributions per financial statements	$709,040	$693,188
Less: change in receivable – employee contribution	12,724	(3,407)

Employee contributions per Form 5500	$721,764	$689,781

Employer deferral contributions per financial statements	$163,237	$191,200
Less: change in receivable – employer contribution	33,185	10,494

Employer deferral contributions per Form 5500	$196,422	$201,694

8.	Amendments

Effective January 1, 2004, eligible employees of Unionville Water Company, a wholly-owned subsidiary of Connecticut Water Service, Inc. became eligible to participate in the Plan.

Savings Plan of the Connecticut Water Company
Schedule H — Item 4(i) Schedule of Assets Held for Investment Purposes
December 31, 2003 and 2002

	Description of
	Investment Including
	Maturity Date, Rate
	of Interest,
Identity of Issue, Borrower,	Collaterial, Par or
Lessor, or Similar Party	Maturity Value	Cost	Current Value
Mutual Funds Mass Investors Growth Stock Fund	63,084 shares	$1,025,248	$714,112
Oppenheimer Quest Opportunity Value Fund	34,587 shares	630,985	662,346
Washington Mutual Investors Fund	29,511 shares	816,881	849,312
PIMCO Total Return Fund	77,296 share	820,316	827,836
EuroPacific Growth Fund	23,382 shares	681,910	706,356
Dreyfus Founders Discovery Fund	26,774 shares	665,311	697,203
American Balanced Fund	18,943 shares	287,925	327,519
Franklin Balanced Sheet Investment Fund	5,565 shares	220,932	264,722

Total Mutual Funds		5,149,508	5,049,406
Unitized Stock Fund
* Connecticut Water Service, Inc. Commingled Funds	55,258 shares	837,132	989,005
* PaineWebber Stable Value Fund	64,442 shares	963,828	1,014,257
* PainWebber Stock Market Index Fund	40,478 shares	417,021	491,285
Cash Management Assets
Fed. Auto Cash Mgt Institutional Savings Fund	344 shares	344	344
Riggs Money Market	945 shares	945	945
* Participant Loans	Interest rates ranging from 5.75% to 11.00%	209,901	209,901

Total Investments		$7,578,679	$7,755,143

*	Indicates a party-in-interest

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

Date: June 28, 2004	By:	/s/ David C. Benoit

	Name:	David C. Benoit
	Title:	Vice President and Chief Financial Officer, The Connecticut Water Company, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of PricewaterhouseCoopers LLP

32	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002